EXHIBIT 4.1

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material characteristics of the capital stock of CorVel Corporation (the “Company,” “we,” “us” and “our”) as set forth in our Fourth Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), our Amended and Restated Bylaws (the “Bylaws”), and certain provisions of the General Corporation Law of the State of Delaware (the “DGCL”). The summary does not purport to be complete and is qualified in its entirety by reference to our Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to our public filings with the Securities and Exchange Commission.

Authorized Capital Stock

The Certificate of Incorporation authorizes the Company to issue up to 360,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), and 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”), of which 200,000 shares have been designated as Series A Junior Participating Preferred Stock.

Common Stock

Voting Rights. Holders of our Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Stockholders are not entitled to cumulate votes for the election of directors.

Dividend Rights. Holders of Common Stock are entitled to share ratably in any dividends that may be declared by the board of directors of the Company (the “Board”), in its discretion from funds legally available therefor.

Rights upon Liquidation. In the event of our liquidation, dissolution or winding up, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the payment of any liquidation preferences on any preferred stock.

Rights and Preferences. Holders of Common Stock do not have any preemptive rights, conversion, redemption, sinking fund or other similar rights. The rights, preferences and privileges of the holders of the Common Stock are subject to the rights, preferences and privileges of the holders of any classes or series of the Preferred Stock that we may issue in the future.

Preferred Stock

Designation of Series of Preferred Stock. Under the Certificate of Incorporation, without further action by our stockholders, the Board is authorized to (a) issue Preferred Stock in one or more series, (b) establish the number of shares to be included in such series, (c) fix or alter, the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and (d) increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding.

Certain Provisions of Our Certificate of Incorporation and Bylaws

Certain terms of our Certificate of Incorporation and Bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of us by means of a tender offer, a proxy contest or otherwise, or removing incumbent officers and directors. These provisions, some of which are summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our Board may consider inadequate and to encourage any person seeking to acquire control of us to first negotiate with our Board.

Election of Directors. Our Bylaws provide for the annual election of directors. The directors shall be elected by a plurality vote of the shares represented in person or by proxy. Our Bylaws provide that the number of directors shall be seven. Any amendment to our Bylaws adopted by the Board increasing or reducing the authorized number of directors require a resolution adopted by the affirmative vote of all the directors then in office.

Special meetings of Stockholders. Special meetings of the stockholders may only be called by the Chairman of the Board, Chief Executive Officer, or Secretary at the request in writing of the Chairman of the Board, Chief Executive Officer or a majority of the members of the Board.

Issuance of Undesignated Preferred Stock. Our Board has the authority, without further action by our stockholders, to issue up to 1,000,000 shares of Preferred Stock with the rights and preferences designated by the Board.

Amendment of the Certificate of Incorporation. The Corporation reserves the right to amend any provision of the Certificate of Incorporation upon the affirmative vote of a majority of the outstanding shares entitled to vote.

Amendment of the Bylaws. In addition to any vote required by the DGCL, any amendment of any provision of the Bylaws must be approved by (a) at least 66 2/3% of the outstanding shares entitled to vote, voting together as a single class, or (b) the Board, when such power is conferred upon them by the Certificate of Incorporation. Any Bylaw amendment adopted by the Board increasing or reducing the authorized number of directors, or amending, repealing, altering or rescinding certain sections of the Bylaws shall require a resolution adopted by the affirmative vote of all of the directors then in office.

Advance Notice of Director Nominations and Other Stockholder Proposals.In accordance with the Bylaws, to be properly brought before an annual meeting of stockholders, any nomination of a person to serve as a member of the Board, and any other proposal to conduct business at the annual meeting, that is being proposed by one of our stockholders, must (a) be delivered to our Corporate Secretary 90 days prior to the anniversary date of the immediately preceding annual meeting; and (b) such business must otherwise be a proper matter for stockholder action.

Certain Anti-Takeover Effects of Delaware Law

We are subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 prohibits a corporation incorporated under the DGCL from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date such stockholder became an “interested stockholder,” unless:

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the transaction is approved by the Board prior to the date the interested stockholder obtained such status;
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upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced; or
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on or subsequent to the date the business combination is approved by the Board and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with its affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock.